

Mail Stop 3720

August 4, 2009

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **RE:** **Robert Half International Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2009**
> **File No. 001-10427**

Dear Mr. Messmer:

We have limited our review of your filing to the issues addressed below. In our comments, we ask you to amend your Form 10-K for the fiscal year-ended December 31, 2008. However, prior to filing an amendment, we ask that you present your proposed, revised disclosure in a response letter. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on March 25, 2009

Compensation Discussion and Analysis, page 6

1. In correspondence with you in May 2008 regarding your Form 10-K for the year ended December 31, 2007, we asked that you provide in future filings an explanation of how the factors considered by the compensation committee in determining compensation resulted in the amount and form of compensation awarded to each named executive officer. See comment three in our letter to you

dated May 30, 2008. In this regard, we continue to believe that more analysis is needed in your compensation discussion and analysis section related to this issue. Therefore, please amend your Form 10-K for the year ended December 31, 2008 to include a more thorough analysis of what factors the compensation committee considered and how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. For example:

- Discuss how the compensation committee determined each named executive officer's target bonus amount under the Annual Performance Bonus Plan. On page 8, you state that the compensation committee "set target earnings per share for purposes of the Annual Performance Bonus Plan such that the percentage by which actual earnings per share increased or decreased over the prior year would cause an identical percentage increase or decrease in the executive officer's bonus relative to the prior year." Please further illustrate how the $1.90 target earnings per share for 2008 and the amount of target bonus for the named executive officers reflect this policy.

- Please explain how the compensation committee's consideration of the factors listed in the fifth full paragraph on page 8 resulted in the amount of restricted shares granted to each named executive officer—which represented a increase in the amount of restricted shares granted in the prior year.

- In addition, please discuss how the compensation committee applies the formulas under the Annual Performance Bonus Plan and Stock Incentive Plan to arrive at the actual amount of incentive compensation awarded to each named executive officer. For example, we note that your 2008 target earnings per share was $1.90 and that the actual earnings per share was $1.63. However, you do not provide analysis demonstrating how these numbers were used to calculate the bonus awards actually reported in your Summary Compensation Table. Further, with respect to restricted stock grants under the Stock Incentive Plan, while we note your description of the "multiplier" on page 13, more analysis is needed to explain how this multiplier was used to calculate the actual restricted stock retained by the named executive officers during the 2008 period. Your revised disclosure should discuss the actual number of restricted stock awards retained and the number of shares forfeited during the 2008 performance period and set forth how the compensation committee arrived at these numbers. See Instruction 2 to Item 402(b) of Regulation S-K.

2.   Please discuss why your executive officers agreed to adjust the vesting schedule of their last two restricted stock grants to delay a portion of the vesting.

3.   We note that approximately 4.2% of the restricted shares with respect to the 2008 performance period were forfeited. Please disclose the amount of dividends that each named executive officer received and will retain for the forfeited shares.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: via facsimile at (415) 773-5759
  Brett Cooper, Esq.
  (Orrick, Herrington & Sutcliffe LLP)